SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. )*

Pacific Mercantile Bancorp
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

694552100
(CUSIP Number)

with a copy to:
Marc Weingarten
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 9 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694552100	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS CLINTON GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,409,774 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock (See Item 4 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,409,774 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock (See Item 4 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,409,774 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock (See Item 4 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 10.30%
14	TYPE OF REPORTING PERSON IA; CO

CUSIP No. 694552100	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS SBAV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,409,774 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock (See Item 4 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,409,774 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock (See Item 4 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,409,774 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock (See Item 4 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 10.30%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 694552100	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS SBAV GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,409,774 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock (See Item 4 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,409,774 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock (See Item 4 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,409,774 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock (See Item 4 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 10.30%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 694552100	SCHEDULE 13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,409,774 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock (See Item 4 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,409,774 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock (See Item 4 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,409,774 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock (See Item 4 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 10.30%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 694552100	SCHEDULE 13D	Page 6 of 9 Pages

This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, no par value, (the "Common Stock"), of Pacific Mercantile Bancorp, a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 949 South Coast Drive, Suite 300, Costa Mesa, California 92626.

Item 2.	IDENTITY AND BACKGROUND.

(a)           This statement is filed by Clinton Group, Inc., a Delaware corporation ("CGI"), SBAV LP, a Delaware limited partnership ("SBAV"), SBAV GP LLC, a Delaware limited liability company ("SBAV GP") and George Hall ("Mr. Hall," and together with CGI, SBAV and SBAV GP, the "Reporting Persons").

(b)           The principal business address of each of the Reporting Persons is 9 West 57th Street, 26th Floor, New York, New York 10019.

(c)           The principal business of CGI is to invest on behalf of funds and accounts under its management.  The principal business of SBAV is to invest in securities.  The principal business of SBAV GP is to act as the general partner of SBAV.   Mr. Hall is the sole Managing Member of SBAV GP and the President of CGI.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Hall is a citizen of the United States of America.

        The name, citizenship, present principal occupation or employment and business address of each director and executive officer of CGI is set forth in Schedule A attached hereto.  To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any Common Stock.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the 75,000 shares (the “Initial Shares”) of Series B-2 Convertible 8.4% Noncumulative Preferred Stock, no par value, (the “Series B-2 Preferred Stock”) reported herein were derived from available working capital of SBAV.  A total of $7,500,000.00 was paid to acquire such Initial Shares.

Item 4.	PURPOSE OF TRANSACTION.

On August 26, 2011, the Reporting Persons acquired the Initial Shares of Series B-2 Preferred Stock for investment in the ordinary course of business, pursuant to that certain Stock Purchase Agreement, dated August 26, 2011, among SBAV, Carpenter Community Bancfund, L.P, Carpenter Community Bancfund –A, L.P. and the Issuer (the “Stock Purchase Agreement”).  Each Initial Share is convertible into such whole number of shares of Common Stock as is obtained by dividing (i) $100 by (ii) $5.32, subject to adjustment for stock splits and combinations and dividends and distributions made by the Issuer in shares of Common Stock; provided that cash is paid in lieu of any fractional shares of Common Stock.  As of the date hereof, each Initial Share is convertible into 18 shares of Common Stock, for an  aggregate of 1,409,774 shares of Common Stock for all the Initial Shares.  However, pursuant to the terms of the Certificate of Determination of Rights, Preferences, Privileges and Restrictions of the Series B-1 Convertible 8.4% Noncumulative Preferred Stock (the “Series B-1 Preferred Stock”) and the Series B-2 Preferred Stock of the Issuer (the “Certificate of Determination”), the Reporting Persons shall not have the right to exercise voting rights with respect to the Series B-2 Preferred Stock on any matter to the extent that at such time, giving effect to such voting rights would result in the Reporting Persons beneficially owning shares of any class or series of capital stock of the Issuer that are then entitled to be voted (“Voting Securities”) having the right to vote in excess of 9.99% of the aggregate voting power of all classes of Voting Securities of the Issuer outstanding and entitled to vote on any such matter.

CUSIP No. 694552100	SCHEDULE 13D	Page 7 of 9 Pages

The Reporting Persons believe that the Initial Shares, when purchased, represented an attractive investment opportunity.

Concurrently with the closing of the transactions contemplated by the Stock Purchase Agreement, the Issuer and SBAV entered into the following agreements:

(1)  a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to provide certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Initial Shares under the Securities Act of 1933, as amended and the rules and regulations promulgated thereunder, and applicable state securities laws.

(2)  an Investor Rights Agreement (the "Investor Rights Agreement"), pursuant to which (i) SBAV has certain pre-emptive rights in future issuances of securities by the Issuer and (ii) the Issuer will appoint a nominee (the “Nominee”) designated by SBAV (who may be affiliated with SBAV) to serve as a member of (a) the board of directors of the Issuer (the “Issuer Board”), (b) the board of directors of Pacific Mercantile Bank, a California banking corporation and a wholly-owned subsidiary of the Issuer (the “Bank”) (such board of directors, the “Bank Board”) and (c) each of the respective committees of the Issuer Board and the Bank Board for which the Nominee qualifies.  Until the date as of which all approvals or clearances required to be received from the Board of Governors of the Federal Reserve System or the Commissioner of the Department of Financial Institutions of the State of California for appointments to the Issuer Board and Bank Board have been received (or, if so desired by SBAV, in lieu of serving as a member of the Issuer Board and the Bank Board), the Nominee is entitled to serve as an observer on the Issuer Board and the Bank Board (an “Observer”).  The Observer shall be without voting power or power of final decision in matters concerning the business of the Issuer and the Bank, but shall be permitted to attend all meetings of the Issuer Board and the Bank Board, and the Issuer and Bank shall provide the Observer, in the same manner as provided to the members of the Issuer Board or the Bank Board, as applicable, notice of such meetings and copies of all minutes, consents and other materials, financial and otherwise, which the Issuer or Bank provides its respective directors.  On August 26, 2011, SBAV designated Daniel Strauss as its Nominee.  Mr. Strauss will serve as an Observer until the necessary governmental approvals have been received for his appointment.

(3)  an Additional Series B Stock Purchase Agreement (the “Additional SPA”), pursuant to which the Issuer agreed to sell and SBAV agreed to purchase (x) an additional 10,000 shares of Series B-2 Preferred Stock and (y) stock purchase warrants, which, subject to certain conditions, will entitle SBAV to purchase up to 399,436 shares of Common Stock, in each case subject to customary closing conditions, including, but not limited to (i) the Issuer obtaining any and all necessary approvals and consents, (ii) no governmental authority seeking to enjoin or prevent the transactions contemplated by the Additional SPA, (iii) the Bank maintaining certain capital ratios and (iv) the closing of a purchase and sale of Common Stock pursuant to an agreement between the Issuer, Carpenter Community Bancfund, L.P. and Carpenter Community Bancfund –A, L.P.  A copy of the form of Warrant is attached as Exhibit C to the Additional SPA.

SBAV may assign some or all of its rights under the Registration Rights Agreement and the Investor Rights Agreement to a person to whom it has transferred ownership of some or all of the Initial Shares without the consent of the Issuer.

CUSIP No. 694552100	SCHEDULE 13D	Page 8 of 9 Pages

The foregoing summary of certain terms of the Stock Purchase Agreement, the Certificate of Determination, the Registration Rights Agreement, the Investor Rights Agreement and the Additional SPA is not complete and is qualified in its entirety by reference to the full text of the documents, which are referenced as Exhibits 1, 2, 3, 4 and 5 to this Schedule 13D, respectively (which, with respect to the Stock Purchase Agreement, incorporates by reference Exhibit 10.1 to the Form 8-K filed by the Issuer on August 30, 2011 (the “8/30 Form 8-K”), with respect to the Certificate of Determination, incorporates by reference Exhibit 3.1 to the Form 8-K filed by the Issuer on August 22, 2011, with respect to the Registration Rights Agreement incorporates by reference Exhibit 10.4 to the 8/30 Form 8-K, with respect to the Investor Rights Agreement, incorporates by reference Exhibit 10.2 to the 8/30 Form 8-K and with respect to the Additional SPA, incorporates by reference Exhibit 10.5 to the 8/30 Form 8-K.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Series B-2 Preferred Stock or the Common Stock into which it is convertible, and, alone or with others, pursuing discussions with the management, the board of directors, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

        (a) As described in Item 4, as of the close of business on August 26, 2011, the Reporting Persons may be deemed the beneficial owners of an aggregate of 1,409,774 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock, representing approximately 10.30% of the Common Stock after taking into account such conversion.  The Reporting Persons are prohibited from exercising voting rights with respect to the Series B-2 Preferred Stock on any matter to the extent that at such time, giving effect to such voting rights would result in the Reporting Persons beneficially owning Voting Securities having the right to vote in excess of 9.99% of the aggregate voting power of all classes of Voting Securities of the Issuer outstanding and entitled to vote on any such matter.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon (a) the 12,273,003 shares of Common Stock outstanding as set forth in the representations and warranties of the Issuer in the Stock Purchase Agreement, plus (b) the 1,409,774 shares of Common Stock into which the Initial Shares may be currently converted, for an aggregate of 13,682,777 shares of Common Stock outstanding after giving effect to such conversion.

(b) By virtue of its direct control of SBAV, SBAV GP has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,409,774 shares of Common Stock which are reported in this Schedule 13D.  By virtue of being the investment manager of SBAV, CGI has the power to vote or direct the voting, and to dispose or direct the disposition of all of the 1,409,774 shares of Common Stock which are reported in this Schedule 13D.  By virtue of his control of SBAV GP and CGI, George Hall is deemed to have shared voting power and shared dispositive power with respect to all shares as to which SBAV GP and CGI has voting power or dispositive power.  Accordingly, SBAV, SBAV GP, CGI and George Hall are deemed to have shared voting and shared dispositive power with respect to an aggregate of 1,409,774 shares of Common Stock.

(c) Prior to August 26, 2011, the Reporting Persons had not effected any transactions in the Common Stock.

CUSIP No. 694552100	SCHEDULE 13D	Page 9 of 9 Pages

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As set forth in Item 4 above, in connection with the issuance of the Initial Shares, on August 26, 2011, SBAV entered into the Stock Purchase Agreement, which is referenced as Exhibit 1 to this Schedule 13D (which incorporates by reference Exhibit 10.1 to the 8/30 Form 8-K).

The rights and privileges of the Series B-2 Preferred Stock are contained in the Certificate of Determination, which is referenced as Exhibit 2 to this Schedule 13D (which incorporates by reference Exhibit 3.1 to the Form 8-K filed by the Issuer on August 22, 2011).

The Registration Rights Agreement is attached as Exhibit 3 to this Schedule 13D (which incorporates by reference Exhibit 10.4 to the 8/30 Form 8-K).

The Investor Rights Agreement is attached as Exhibit 4 to this Schedule 13D (which incorporates by reference Exhibit 10.2 to the 8/30 Form 8-K).

The Additional SPA is attached as Exhibit 5 to this Schedule 13D (which incorporates by reference Exhibit 10.5 to the 8/30 Form 8-K).

In connection with the Stock Purchase Agreement, CGI, SBAV and SBAV GP made certain commitments to the Board of Governors of the Federal Reserve Board to ensure that CGI, SBAV, SBAV GP and their affiliates will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Issuer or any of its subsidiaries (the “Passivity Commitment”).

Other than the Stock Purchase Agreement, the Certificate of Determination, the Registration Rights Agreement, the Investor Rights Agreement, the Additional SPA, the Passivity Commitment and the Joint Acquisition Statement attached as Exhibit 6 hereto, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
1
Stock Purchase Agreement, dated August 26, 2011 among SBAV, Carpenter Community Bancfund, L.P. and Carpenter Community Bancfund –A, L.P. and the Issuer (incorporated by reference Exhibit 10.1 to the 8/30 Form 8-K)

2
Certificate of Determination of Rights, Preferences, Privileges and Restrictions of Series B-1 Preferred Stock and Series B-2 Preferred Stock, dated August 26, 2011 (incorporated by reference Exhibit 3.1 to the Form 8-K filed by the Issuer on August 22, 2011)

3
Registration Rights Agreement, dated August 26, 2011, by and among SBAV, Carpenter Community Bancfund, L.P. and Carpenter Community Bancfund –A, L.P. and the Issuer (incorporated by reference Exhibit 10.4 to the 8/30 Form 8-K)

4	Investor Rights Agreement, dated August 26, 2011, by and among SBAV and the Issuer (incorporated by reference Exhibit 10.2 to the 8/30 Form 8-K)
5
Additional Series B Stock Purchase Agreement, dated August 26, 2011 among SBAV, Carpenter Community Bancfund, L.P. and Carpenter Community Bancfund –A, L.P. and the Issuer (incorporated by reference Exhibit 10.5 to the 8/30 Form 8-K)

6	Joint Filing Agreement, dated August 31, 2011.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 2, 2011

Clinton Group, Inc.

By:	/s/ George Hall
Name:	George Hall
Title:	President

SBAV LP

By:	SBAV GP LLC, its general partner

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

SBAV GP LLC

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

/s/ George Hall
George Hall

SCHEDULE A

Directors and Executive Officers of Certain Reporting Persons

CLINTON GROUP, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of CGI.  Each such person is a citizen of the United States of America.  The business address of each director and executive officer is 9 West 57th Street, 26th Floor, New York, New York 10019.

Name	Position
George Hall	Director and President
Francis A. Ruchalski	Director and Chief Financial Officer
John L. Hall	Director

EXHIBIT 6

Joint Filing Agreement, dated August 31, 2011

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows that such information is inaccurate.

Dated: August 31, 2011

Clinton Group, Inc.

By:	/s/ George Hall
Name:	George Hall
Title:	President

SBAV LP

By:	SBAV GP LLC, its general partner

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

SBAV GP LLC

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

/s/ George Hall
George Hall